UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Fortress Energy LLC

(Name of Issuer)

Class A Common Shares Representing Limited Liability Company Interests

(Title of Class of Securities)

644393100

(CUSIP Number)

Jonathan Rotolo
10 Station Place, P.O. Box 233

Norfolk, CT 06058

(203) 907-2858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. 644393100		Page 2 of 11 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
NFE SMRS Holdings LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		36,057,591
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		36,057,591

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,057,591

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (Calculations are based upon a total of 168,579,067 Class A Common Shares outstanding, comprised of 24,236,495 Class A Common Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 6, 2020, and an additional 144,342,572 Class A Common Shares issued on June 10, 2020, as disclosed on the Issuer’s Form 8-K filed with the SEC on June 12, 2020).

14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 644393100	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Great Mountain Partners LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		36,057,591
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		36,057,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,057,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (Calculations are based upon a total of 168,579,067 Class A Common Shares outstanding, comprised of 24,236,495 Class A Common Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 6, 2020, and an additional 144,342,572 Class A Common Shares issued on June 10, 2020, as disclosed on the Issuer’s Form 8-K filed with the SEC on June 12, 2020).

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 644393100	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jonathan Rotolo

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		36,057,591
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		36,057,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,057,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (Calculations are based upon a total of 168,579,067 Class A Common Shares outstanding, comprised of 24,236,495 Class A Common Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 6, 2020, and an additional 144,342,572 Class A Common Shares issued on June 10, 2020, as disclosed on the Issuer’s Form 8-K filed with the SEC on June 12, 2020).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 5 of 11 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Alexander Thomson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		36,057,591
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		36,057,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,057,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (Calculations are based upon a total of 168,579,067 Class A Common Shares outstanding, comprised of 24,236,495 Class A Common Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 6, 2020, and an additional 144,342,572 Class A Common Shares issued on June 10, 2020, as disclosed on the Issuer’s Form 8-K filed with the SEC on June 12, 2020).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 6 of 11 Pages

Item 1. Security and Issuer

This statement relates to shares of Class A Common Stock (the “Class A Stock”), representing limited liability company interests of New Fortress Energy LLC (the “Issuer”), located at 111 W. 19th St., 8th Floor, New York, NY 10011

Item 2. Identity and Background

(a)           This Schedule 13D is being jointly filed by NFE SMRS Holdings LLC, Great Mountain Partners LLC, Jonathan Rotolo and Alexander Thomson (each, a “Reporting Person”). Great Mountain Partners LLC is the manager of NFE SMRS Holdings LLC and Mr. Rotolo and Mr. Thomson are the managers of Great Mountain Partners LLC.

(b)           The business address of each Reporting Person is 10 Station Place, P.O. Box 233, Norfolk, Connecticut 06058.

(c)           The principal occupation/business of each Reporting Persons is an investment business.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, no Reporting Person has been nor is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            NFE SMRS Holdings LLC and Great Mountain Partners LLC are each Delaware limited liability companies. Mr. Rotolo and Mr. Thomson are each citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On June 10, 2020, the Issuer and certain members (the “Exchanging Members”) of New Fortress Energy Holdings LLC consummated a transaction pursuant to which the Exchanging Members delivered a block redemption notice in accordance with Section 4.6(b)(ii)(B) of the Amended and Restated Limited Liability Company Agreement of New Fortress Intermediate LLC (“NFI”) with respect to all of the NFI units, together with an equal number of Class B shares that the Exchanging Members indirectly own as members of New Fortress Energy Holdings LLC. The Issuer exercised the Call Right (as defined in the Amended and Restated Limited Liability Company Agreement of NFI) pursuant to which the Issuer acquired such NFI units and Class B shares in exchange for shares of Class A Stock (the “Exchange Transactions”). NFE SMRS Holdings LLC received 36,057,591 shares of Class A Stock upon consummation of the Exchange Transaction.

SCHEDULE 13D

CUSIP No. 644393100	Page 7 of 11 Pages

Item 4. Purpose of the Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Stock and/or retain and/or sell all or a portion of the shares of Class A Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Class A Stock held by the Reporting Persons to their respective members. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. NFE SMRS Holdings LLC holds the shares of Class A Stock described on the cover pages of this Schedule 13D. Great Mountain Partners LLC is the manager of NFE SMRS Holdings LLC and Mr. Rotolo and Mr. Thomson are the managers of Great Mountain Partners LLC. Great Mountain Partners LLC, Mr. Rotolo and Mr. Thomson may be deemed to have shared voting and investment power over the shares of Class A Stock held by NFE SMRS Holdings LLC.

(c) Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) Under certain circumstances set forth in the operating agreement of NFE SMRS Holdings LLC, members of NFE SMRS Holdings LLC may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Class A Stock owned by NFE SMRS Holdings LLC. The shares of Class A Stock owned by NFE SMRS Holdings LLC are principally held for the benefit of the State Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees’ Retirement System, State Employees’ Retirement System and Michigan State Police Retirement System.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information contained in Item 3 regarding the Mutual Agreement and the Exchange Transaction is incorporated herein by reference.

In connection with the Exchange Transaction, NFE SMRS Holdings LLC signed a joinder to the Shareholders’ Agreement, dated February 4, 2019 (the “Shareholders’ Agreement”), among the Issuer and its securityholders (each a “Shareholder” and collectively, the “Shareholders”). As discussed further below, the Shareholders’ Agreement provides certain rights to the Shareholders and their affiliates.

SCHEDULE 13D

CUSIP No. 644393100	Page 8 of 11 Pages

The Shareholders’ Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of the Issuer’s voting shares beneficially owned by each) so that no amendment is made to the First Amended and Restated Limited Liability Company Agreement of the Issuer (the “Operating Agreement”) in effect as of the date of the Shareholders’ Agreement that would add restrictions to the transferability of the shares of the Issuer held by any Shareholder or its permitted transferees which are beyond those provided for in the operating agreement of the Issuer, the Shareholders’ Agreement or applicable securities laws, or that nullify the rights set out in the Shareholders’ Agreements of any Shareholder or its permitted transferees unless such amendment is approved by such Shareholder.

Indemnification. Under the Shareholders’ Agreement, the Issuer will indemnify each Shareholder and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of the Issuer’s assets or properties, and the operation or conduct of its business, prior to or following the Offering; and
•	any other activities the Issuer engages in.

In addition, the Issuer will indemnify each Shareholder and their officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), relating to misstatements in or omissions from the Registration Statement on Form S-1, as amended (File No. 333-228339), initially filed on November 9, 2018, and any other registration statement or report that the Issuer files, other than misstatements or omissions made in reliance on information relating to and furnished by any Shareholder for use in the preparation of that registration statement or report, against which such Shareholder will indemnify the Issuer.

Registration Rights

Demand Rights. Under the Shareholders’ Agreement, a Shareholder has, for so long as the Shareholder directly or indirectly beneficially owns, together with its affiliates and permitted transferees, an amount of the Issuer’s Class A Shares and Class B shares representing limited liability company interests of the Issuer (“Class B Shares”) (whether owned at the time of the Offering or subsequently acquired) equal to or greater than 1% of the Class A Shares and Class B Shares issued and outstanding immediately after the consummation of the Offering (a “Registrable Amount”), “demand” registration rights that allow such Shareholder, for itself and for its affiliates and permitted transferees, at any time after 180 days following the consummation of this offering, to request that the Issuer register under the Securities Act an amount of Class A Shares equal to or greater than a Registrable Amount. Each Shareholder, for itself and for its affiliates and permitted transferees, is entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. The Issuer is not required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the Class A Shares requested by the requestor to be included or within one month of any other underwritten offering pursuant to a shelf registration statement.

Piggyback Rights. For so long as a Shareholder beneficially owns, together with its affiliates and permitted transferees, a Registrable Amount, such Shareholder (and its affiliates and permitted transferees) also has “piggyback” registration rights that allow them to include Class A Shares that they own in any public offering of equity securities initiated by the Issuer (other than those public offerings pursuant to registration statements on Form S-4 or Form S-8 or pursuant to an employee benefit plan arrangement) or by any of the Issuer’s other shareholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

SCHEDULE 13D

CUSIP No. 644393100	Page 9 of 11 Pages

Shelf Registration. Under the Shareholders’ Agreement, the Issuer granted to New Fortress Energy Holdings or any of its permitted transferees, for so long as New Fortress Energy Holdings, together with its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of Class A Shares issuable upon the redemption of Class B Shares (and a corresponding number of common units in New Fortress Intermediate LLC, a Delaware limited liability company and an indirect subsidiary of the Issuer) to be made on a continuous basis until all shares covered by such registration have been sold, subject to the Issuer’s right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if the Issuer determines that certain disclosures required by the shelf registration statement would be detrimental to the Issuer or its shareholders. Each Shareholder may elect to participate in any shelf registration requested by New Fortress Energy Holdings. Any Shareholder has the right to request an underwritten offering of the Class A Shares included in a shelf registration statement, subject to certain limitations described in the Shareholders’ Agreement; provided that the Issuer shall not be obligated to participate in more than four underwritten offerings during any twelve-month period.

Indemnification; Expenses; Lock-ups. Under the Shareholders’ Agreement, the Issuer will indemnify the applicable selling shareholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells Class A Shares, unless such liability arose from the applicable selling shareholder’s misstatement or omission, and the applicable selling shareholder will indemnify the Issuer against all losses caused by its misstatements or omissions. The Issuer will pay all registration and offering-related expenses incidental to its performance under the Shareholders’ Agreement, and the applicable selling shareholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its Class A Shares under the Shareholders’ Agreement. The Issuer has agreed to enter into, and to cause its officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Shareholders, for the Shareholders and for their affiliates and permitted transferees.

Information Rights. Under the Shareholders’ Agreement, the Shareholders have the right to request certain information from the Issuer.

Assistance in the Sale of Shareholders’ Shares: Under the Shareholders’ Agreement, if a Shareholder seeks to sell its Class A Shares other than pursuant to a registration statement, the Issuer is required to use its reasonable best efforts to assist such Shareholder in the sale process, including by providing information to potential purchasers as requested by the Shareholder.

In addition, if the Board starts and then abandons a sale process, and a Shareholder subsequently indicates that it wants to sell its Class A Shares, the Issuer shall permit such Shareholder to engage in discussions with potential purchasers who participated in the abandoned sales process. The Issuer is obligated to assist the Shareholders in any such sale process.

The foregoing description of the Shareholders’ Agreement is not complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is attached as Exhibit B hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement dated June 19, 2020 by and among the Reporting Persons.

Exhibit B Shareholders’ Agreement, dated February 4, 2019, by and among New Fortress Energy LLC, New Fortress Energy Holdings LLC, Wesley R. Edens and Randal A. Nardone (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 5, 2019).

SCHEDULE 13D

CUSIP No. 644393100	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

June 19, 2020

NFE SMRS Holdings LLC

By: Great Mountain Partners LLC, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

Great Mountain Partners LLC

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo

By:	/s/ Alexander Thomson
Alexander Thomson

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

June 19, 2020

NFE SMRS HOLDINGS LLC

By:	Great Mountain Partners LLC, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

GREAT MOUNTAIN PARTNERS LLC

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo

By:	/s/ Alexander Thomson
Alexander Thomson